SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 01 September 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

September 1, 2010

BP TO SELL MALAYSIAN ETHYLENE AND POLYETHYLENE
INTERESTS TO PETRONAS

BP today announced that it has agreed to sell its interests in ethylene and polyethylene production in Malaysia to PETRONAS. The agreement concerns BP's 15 per cent interest in Ethylene Malaysia Sdn Bhd (EMSB) and 60 per cent interest in Polyethylene Malaysia Sdn Bhd (PEMSB), both of which are operated by PETRONAS, and are located at Kertih, on the east coast of Malaysia. This announcement does not affect BP's other businesses in Malaysia.

Under the terms of the agreement, PETRONAS will, at closing, pay $363m in cash to BP, inclusive of a balance sheet adjustment of $13m and the repayment of a shareholder loan of $53m. Subject to certain conditions, both parties anticipate completing the transaction by the end of 2010. Additionally, BP will also receive an EMSB pre-closing dividend payment amounting to $48m, subject to EMSB Board approval.

Sue Rataj, President of BP's Global Petrochemicals Business, said: "Whilst these are attractive businesses with strong domestic and regional markets, BP recognizes that PETRONAS is their natural owner, with various integration opportunities uniquely available to them at the Kertih site. BP will continue to focus on the development and expansion of our olefins and derivatives business in China, and other large rapidly growing markets, and pursue opportunities in China and India to extend our leading world positions in aromatics and acetyls."

EMSB's olefins cracker, commissioned in 1995, has production capacity of approximately 440,000 tonnes per annum (tpa) of ethylene, a basic petrochemical feedstock. The company is owned by PETRONAS (72.5 per cent), BP (15 per cent) and Idemitsu (12.5 per cent).  PEMSB, whose polyethylene plant also began operation in 1995, is owned by BP (60 per cent) and PETRONAS (40 per cent). The plant has a production capacity of some 318,000 tpa of polyethylene, used primarily for packaging and film manufacture. Ethylene feedstock for the plant is supplied by EMSB.

BP has been present in Malaysia since the 1960s and now has over 850 staff in the country. BP is currently in the process of growing its Asian Business Service Centre in Kuala Lumpur, which supports business and functional operations both regionally and globally. BP owns a 600,000 tpa purified terephthalic acid plant in Kuantan and has a 70 per cent interest in a 560,000 tpa acetic acid plant in Kertih. BP also has a lubricants plant at Port Klang and the company's lubricants brands, Castrol, BP and Duckhams, hold a significant market share in the country.

Further information:

BP press office, London: +44 (0)20 7496 4076

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 September 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary